UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Matters Relating to Corporate Sustainability Report of SK Telecom Co., Ltd. (the “Company”)

1. Title of the Report	“SK Telecom Sustainability Report 2025” (the “Report”)

2. Certifying Institution	DNV Business Assurance Korea

3. Reporting Standards	The Report has been prepared in accordance with the requirements of the GRI Standards, the sustainability reporting standards of the Global Reporting Initiative (GRI). It also references KSSB Sustainability Disclosure Standard No. 1 (General Requirements for Disclosure of Sustainability-Related Financial Information), No. 2 (Climate-Related Disclosure), as well as relevant standards such as SASB.

4. Filing Location	The Company’s corporate website (https://www.sktelecom.com/esg/lib/persist.do)

5. Details of the Report

1. Summary

The Report is SK Telecom’s Sustainability Report, published to share the company’s sustainability management strategies, key activities, and achievements across environmental, social, and governance (ESG) areas with a wide range of stakeholders, including investors.

2. Reporting Period

The reporting period for this report is from January 1, 2025 to December 31, 2025. Some qualitative activities are included up to May 2026. For quantitative data, four years of data from 2022 to 2025 are presented to enable year-on-year trend analysis. In cases where significant changes have occurred in previously reported data, past data have been recalculated based on 2025 and reflected accordingly.

3. Scope of the Report

The geographical boundary of the Report is limited to the Republic of Korea, where over 99% of SK Telecom’s revenue is generated and its main business sites are located. Unless otherwise specified, data from SK Telecom’s overseas branches, subsidiaries, and affiliates are excluded from general descriptions and information. Financial data included in the Report are presented on a consolidated basis in accordance with the Korean International Financial Reporting Standards (“K-IFRS”), including K-IFRS No. 16, which has been applied since 2019. Non-financial data on environmental performance and fulfillment of corporate social responsibility are presented on a non-consolidated basis.

4. Table of Contents

Business Overview

-   CEO Message, Business Overview, Sustainability Management Directions

Special Report

-   From the Customer, By the Customer

Material Topics

-   Information Security & Personal Data Protection, Technological Innovation, Climate Change Response

ESG Management

-   Environmental: Environmental Management, Natural Capital, Circular Economy

-   Social: Employees, Health & Safety, Human Rights Management,

Customer-Centric Management, Network Stability, Supply Chain Management, Community Engagement

-   Governance: Corporate Governance, Ethical Management, Compliance, AI Governance, Risk Management

Appendix

-   Materiality Assessment, Stakeholder Engagement, Financial Statements, Non-Financial Statements, Index, About This Report

6. Submission Date	June 30, 2026

7. Other Important Matters Relating to an Investment Decision	The English version of the Report is expected to be posted on the Company’s corporate website within July 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: June 30, 2026